UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



03016123

FORM 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended September 30, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____ to _____

Commission file number 33-34948

PROCESSED

A.   Full title of the plan and the address of the plan, if different from
     that of the issuer named below:

! MAR 0 6 2003

THOMSON
FINANCIAL

> LIEBERT CORPORATION PROFIT SHARING PLAN
> 1050 Dearborn Drive
> Columbus, OH 43229

B.   Name of issuer of the securities held pursuant to the plan and the
     address of its principal executive office:

> EMERSON ELECTRIC CO.
> 8000 W. Florissant Ave.
> P. O. Box 4100
> St. Louis, MO 63136

Exhibit - Attached

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LIEBERT CORPORATION PROFIT SHARING PLAN

By: _____

Thomas A. Vennemeyer, Member
of the Administration Committee

Date: February 25, 2003



191 West Nationwide Boulevard
Suite 500
Columbus, OH 43215-2568

Telephone 614 249 2300
Fax 614 249 2348

Independent Auditors' Consent

Administrative Committee
Liebert Corporation Profit Sharing Plan:

We consent to incorporation by reference in the registration statement No. 33-34948 on Form S-8 of Emerson Electric Co., of our report dated February 10, 2003, relating to the statements of net assets available for benefits of the Liebert Corporation Profit Sharing Plan as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended September 30, 2002 and 2001, and the related supplemental schedule, which report appears in the September 30, 2002, annual report on Form 11-K of Emerson Electric Co.

KPMG LLP

Columbus, Ohio
February 25, 2003



LIEBERT CORPORATION
PROFIT SHARING PLAN

Financial Statements and Schedule

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

LIEBERT CORPORATION
PROFIT SHARING PLAN

Table of Contents

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because the information required by such schedules is not applicable.



191 West Nationwide Boulevard

Suite 500

Columbus, OH 43215-2568

Telephone 614 249 2300

Fax 614 249 2348

Independent Auditors' Report

Administrative Committee
Liebert Corporation:

We have audited the accompanying statements of net assets available for benefits of Liebert Corporation Profit Sharing Plan (the Plan) as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 10, 2003

LIEBERT CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

September 30, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Investments at fair value	$ 109,768,457	$ 115,850,893
Life insurance policies at cash surrender value	1,308,285	1,171,486
Participant loans	2,437,948	2,570,788
Total investments	113,514,690	119,593,167
Receivables:		
Employer's contributions	4,118,340	5,620,390
Participants' contributions	106,175	107,350
Interest and dividends	–	6
Total receivables	4,224,515	5,727,746
Net assets available for benefits	$ 117,739,205	$ 125,320,913

See accompanying notes to financial statements.

**LIEBERT CORPORATION
PROFIT SHARING PLAN**

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2002 and 2001

	2002	2001
Additions/(reductions) in net assets attributed to:		
Contributions:		
Participants	$ 6,155,965	$ 7,074,894
Employer matching contributions	958,986	3,063,576
Employer discretionary profit-sharing contribution	4,100,000	5,552,212
Rollovers	144,121	551,317
Interest and dividends	2,608,047	7,124,188
Net depreciation in fair value of investments	(13,529,807)	(28,604,600)
Increase in cash surrender value of life insurance policies, net of policies surrendered	199,785	73,988
Total additions/(reductions)	637,097	(5,164,425)
Deductions from net assets attributed to:		
Benefits paid to participants or beneficiaries	8,144,746	8,781,081
Premiums on life insurance policies	54,090	–
Deemed distributions	1,013	–
Administrative expenses	18,956	14,464
Total deductions	8,218,805	8,795,545
Decrease in net assets available for benefits	(7,581,708)	(13,959,970)
Net assets available for benefits:		
Beginning of year	125,320,913	139,280,883
End of year	$ 117,739,205	$ 125,320,913

See accompanying notes to financial statements.

3

**LIEBERT CORPORATION
PROFIT SHARING PLAN**

Notes to Financial Statements

September 30, 2002 and 2001

(1) Plan Description

(a) General

The following brief description of the Liebert Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan with savings and discretionary profit sharing features. The Plan covers substantially all employees of Liebert Corporation, Liebert North America Inc., Liebert Field Services, Inc., Liebert Global Services Inc., and Emerson Telecom Systems, Inc. (collectively defined as the Company), all wholly owned subsidiaries of Emerson Electric Co., and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees of the Company become eligible for participation in the employee contribution (401(k)) feature of the Plan on the first day of the month after completion of one hour of service provided the employee was hired on or before the twenty-fifth day of the month. If the employee is hired after the twenty-fifth day of the month, they will become a participant as of the first day of the second month following the date they complete one hour of service.

Employees of the Company become eligible for participation in the matching and profit sharing contribution features of the Plan as of the first day of the calendar quarter after completion of one year of service. Benefit payments to participants are based on the participants' contributions plus a vested share of the Company's contributions as well as adjustments for Plan income, net appreciation/(depreciation) of investments, forfeitures and Plan expenses (see note 2).

(b) Contributions

Pursuant to the employee contribution feature under the Plan, participants may elect to defer up to 40% and 14% in 2002 and 2001, respectively, of their compensation (voluntary contribution) on a pre-tax basis subject to certain limitations. The Company makes a 25% fixed matching contribution on the first 6% of the salary deferral. Additionally, the Company has the ability to make a variable matching contribution to the Plan. The variable match is based upon the Company attaining certain financial goals and is paid on the first 6% of a participant's salary deferral. The variable match can range from 0% to 50%. The Company is not obligated to make a variable match for any year. The Company made variable matching contributions of 0% and 50% in 2002 and 2001, respectively. Participant voluntary contributions and the associated Company matching contributions are invested on a weekly basis. Discretionary profit sharing contributions, if any, are paid annually. The Company is not obligated to make a discretionary contribution for any year. Such discretionary contributions are determined by the Board of Directors of Emerson Electric Co.

Participants have the ability to self-direct their respective account balances and subsequent contributions on a daily basis in increments of 1%. Participants are able to change their salary deferral percentage once per month.

(Continued)

LIEBERT CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(c) Vesting

Participants are immediately vested in their voluntary contributions plus net earnings thereon. Vesting of Company contributions is based on years of credited service. A participant is 25% vested in the Company matching contributions after 2 years of credited service with an additional 25% for every year of credited service thereafter, with 100% vesting in all Company matching contributions occurring after 5 years of credited service. Participants become fully vested in all Company discretionary profit sharing contributions after 5 years of credited service. No partial vesting of discretionary profit sharing contributions is earned during the first 4 years of credited service. Participants will also become 100% vested in Company matching contributions and Company discretionary profit sharing contributions upon retirement, after the age of 65, in the event of total and permanent disability (as defined in the Plan), or upon death.

(d) Investment Options

The investment options offered in the Plan at September 30, 2002 are:

- Fidelity Retirement Money Market Portfolio
- Emerson Electric Co. Common Stock
- Fidelity Magellan
- Fidelity Puritan
- Fidelity U.S. Bond Index Portfolio
- Fidelity Short-Term Bond Portfolio
- Fidelity Spartan U.S. Equity Index Portfolio
- Fidelity Low Priced Stock
- Fidelity Growth Company
- Fidelity Diversified International
- MSI Small Co Growth
- Fidelity Equity Income II
- Fidelity Blue Chip
- Fidelity Freedom 2000
- Fidelity Freedom 2010
- Fidelity Freedom 2020
- Fidelity Freedom 2030
- Fidelity Freedom 2040
- Fidelity Freedom Income

(Continued)

Prior to the Plan changes in October 1994, investment decisions for the profit sharing feature of the Plan were determined by the Profit Sharing Investment Committee. Such Plan assets were invested in cash equivalents, mutual funds, corporate equity securities, U.S. government securities, limited partnerships, and life insurance policies.

Plan participants previously had the discretion to invest a portion of their respective profit sharing Plan assets in life insurance policies. The life insurance policies are owned by the Plan and the participants designate the beneficiaries. Participants may elect to terminate their life insurance policies at their discretion. The life insurance option was discontinued prior to 1990. All investments in life insurance are 100% vested.

(e) *Allocation Provisions*

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expense. Allocations are based on participant eligible compensation, as defined. The only benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Company discretionary profit sharing contributions are allocated to participant accounts based upon the ratio of a participant's eligible compensation to total eligible compensation of all Plan participants.

Nonvested Company 401(k) matching contributions which are forfeited (as defined in the Plan), are used to reduce Company matching contributions. Nonvested Company discretionary profit sharing contributions which are forfeited (as defined in the Plan), are allocated to Plan participants consistent with Plan provisions for the allocation of Company discretionary profit sharing contributions. The profit sharing forfeited amounts that were redistributed to participants for the years ended September 30, 2002 and 2001 were $239,264 and $213,267, respectively.

(Continued)

(f) Withdrawals and Payment of Benefits

Upon a participant's retirement, death, disability, or other termination of employment with the Company, the entire vested balance in the participant's account may be distributed or, if the participant's vested account balance is at least $5,000, deferred until as late as age 70 1/2, at the participant's election.

Participants continuing in the service of the Company who have not attained the age of 59 1/2 may withdraw, subject to penalty, their voluntary contributions if such withdrawal meets the requirements of a hardship withdrawal (as defined in the Plan). Participants who are at least 59 1/2 years of age may make withdrawals of their voluntary contributions without penalty. Participants who make withdrawals subject to penalty may neither contribute to the Plan nor have Company matching contributions made on their behalf for a period of 6 months after the effective date of such a withdrawal.

(2) Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment transactions are reflected on a trade date basis. Realized gains and losses from investment transactions are determined using average cost.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Income is allocated to participants using a weighted average method.

In the Statements of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of investments consists of both the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

(a) Fair Value

Fair value of investments, other than participant loans and the cash surrender value of life insurance policies, is based on quoted market prices. Participant loans are stated at cost, which approximates fair value.

Life insurance policies purchased for individual participants, when such an investment option previously existed under the Plan, are valued at the cash surrender value of such policies as of September 30, 2002 and September 30, 2001, which approximates fair value.

(b) Participant Loans

Participants have the ability to withdraw up to 50% (not to exceed $50,000) of their vested account balance in accordance with a loan provision of the Plan. Participant loans bear an interest rate of prime plus 1% (as defined in the Plan). Interest rates on loans outstanding at September 30, 2002, range from 5.75% to 10.50%. The interest rate for each loan is established upon the issuance of the loan and remains fixed until the loan is totally repaid. Loans must be repaid in no fewer than 12 months and no longer than 60 months and are due in full upon a

**LIEBERT CORPORATION
PROFIT SHARING PLAN**

Notes to Financial Statements

September 30, 2002 and 2001

participant's termination of employment, unless otherwise provided by plan regulations. A participant may have only one loan outstanding at any point in time

(c) Payment of Benefits and Expenses

Benefits are recorded when paid. Expenses incurred in connection with the Plan are paid by the Company or at the Company's discretion, by the Plan. In 2002 and 2001, plan administrative expenses of $18,956 and $14,464, respectively, represented costs of participant loans and were paid from the accounts of such participants.

Annual premiums on life insurance policies are due on December 31 of each year and are paid from the participants' prior year discretionary profit sharing contributions. If the prior year discretionary profit sharing contributions are not adequate to pay the annual premium, the shortage is to be paid from the participants profit sharing balance.

(d) Use of Estimates

The preparation of financial statements requires the Plan Administrator to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

(3) Investments

The following investments represent 5 percent or more of the Plan's net assets:

	September 30,	
	2002	2001
Fidelity Retirement Money Market Portfolio, 30,197,617 and 29,772,121 units, respectively	$ 30,197,617	$ 29,772,121
Fidelity Magellan Fund, 315,910 and 324,537 shares, respectively	23,348,884	30,516,235
Fidelity Puritan Fund, 862,278 and 871,044 shares, respectively	12,847,943	14,685,804
Emerson Electric Co. Common Stock, 239,151 and 610,677 shares, respectively	10,580,228	11,023,070
Fidelity Spartan U.S. Equity Index Portfolio, 255,624 and 257,356 shares, respectively	7,382,414	9,483,568
Fidelity Short Term Bond Portfolio, 694,010 and 650,019 shares, respectively	6,190,569	5,772,169

(Continued)

LIEBERT CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

September 30, 2002 and 2001

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2002	2001
Mutual funds	$ (12,831,454)	$ (28,772,475)
Common stock and other	(698,353)	117,875
	$ (13,529,807)	$ (28,604,600)

(4) Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated March 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving this determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5) Plan Termination

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions in their accounts. Expenses of the Plan, if any, shall be paid first, then the participant's balances shall be distributed after deducting such expenses.

(6) Related Party Transactions

Certain plan investments are shares of mutual funds and other investments managed by parties related to the Plan's trustees, Fidelity Management Trust Company and Northern Trust Corporation. The Plan also holds investments in Emerson Electric Co. common stock. These transactions qualify as party-in-interest.

LIEBERT CORPORATION PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

September 30, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Cash equivalents:			
*	Fidelity Retirement Money Market Portfolio	30,197,617 Units	$ **	30,197,617
	Total cash equivalents		**	30,197,617
	Mutual funds:			
*	Fidelity Magellan	315,910 Shares	**	23,348,884
*	Fidelity Puritan	862,278 Shares	**	12,847,943
*	Fidelity Spartan U.S. Equity Index Portfolio	255,624 Shares	**	7,382,414
*	Fidelity Short-Term Bond Portfolio	694,010 Shares	**	6,190,569
*	Fidelity U.S. Bond Index Portfolio	446,028 Shares	**	5,017,810
*	Fidelity Low Price Stock	184,093 Shares	**	4,374,044
*	Fidelity Freedom 2010	120,745 Shares	**	1,351,141
*	Fidelity Freedom 2020	232,342 Shares	**	2,367,567
*	Fidelity Growth Company	31,851 Shares	**	1,009,034
*	Fidelity Diversified International	69,420 Shares	**	1,131,542
*	MSI SM Co Growth	171,629 Shares	**	1,175,656
*	Fidelity Equity Inc II	45,972 Shares	**	726,812
*	Fidelity Freedom 2030	70,589 Shares	**	684,005
*	Fidelity Blue Chip	28,119 Shares	**	842,741
*	Fidelity Freedom 2040	61,627 Shares	**	338,949
*	Fidelity Freedom 2000	8,400 Shares	**	92,062
*	Fidelity Freedom Income	10,403 Shares	**	109,439
	Total mutual funds		**	68,990,612
	Corporate equity securities:			
*	Emerson Electric Co.	239,151 Shares	**	10,580,228
	Total equity securities		**	10,580,228
	Other investments:			
-	Participant loans	454 Loans	**	2,437,948
-	New England Financial	160 Policies	**	1,308,285
	Total other investments		**	3,746,233
	Total investments		$ **	113,514,690

* Qualifies as a party-in-interest transaction.
**Amounts are excluded in accordance with IRS form 5500 instructions Schedule H, line 4i, as all assets are participant directed.

See accompanying independent auditors' report.